                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           BERLITZ INTERNATIONAL, INC.
                                (Name of Issuer)

                           COMMON STOCK $.10 PAR VALUE
                         (Title of Class of Securities)

                                   08490010-9
                                 (CUSIP Number)

                                                               Copy to:

             MR. KAZUO YAMAKAWA                       MARILYN SELBY OKOSHI, ESQ.
            BENESSE CORPORATION                           COUDERT BROTHERS
       3-7-17 MINAMIGATA, OKAYAMA-SHI               1114 AVENUE OF THE AMERICAS
              700-8686 JAPAN                          NEW YORK, NY 10036-7703
             (81)(86) 221-5215                            (212) 626-4400
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                 JULY 2, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 08490010-9

--------------------------------------------------------------------------------
  1.      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BENESSE CORPORATION  (FOREIGN CORPORATION - NO IRS ID. NO. ISSUED)
--------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
  3.      SEC USE ONLY

--------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

          JAPAN
--------------------------------------------------------------------------------
NUMBER OF SHARES        7.    SOLE VOTING POWER:
BENEFICIALLY                     --
OWNED BY EACH
REPORTING PERSON
WITH
                     -----------------------------------------------------------
                        8.    SHARED VOTING POWER:
                              11,210,681*
                     -----------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER:
                              --
                     -----------------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER:
                              11,210,681*
--------------------------------------------------------------------------------
 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,210,681*
--------------------------------------------------------------------------------
 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          100%
--------------------------------------------------------------------------------
 14.      TYPE OF REPORTING PERSON: CO

--------------------------------------------------------------------------------
* Includes 9,546,536 shares directly owned by BHI (as defined below) and 1,664,145 shares issuable upon conversion of $55 million convertible debentures due 2011.

CUSIP No. 08490010-9


--------------------------------------------------------------------------------
  1.      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BENESSE HOLDINGS INTERNATIONAL, INC.   (IRS ID. NO.: 13-3697257)
--------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
  3.      SEC USE ONLY

--------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES        7.    SOLE VOTING POWER:
BENEFICIALLY
OWNED BY EACH                 --
REPORTING PERSON
WITH
                     -----------------------------------------------------------
                        8.    SHARED VOTING POWER:
                              11,210,681*
                     -----------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER:
                              --
                     -----------------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER:
                              11,210,681*
--------------------------------------------------------------------------------
 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,210,681*
--------------------------------------------------------------------------------
 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          100%
--------------------------------------------------------------------------------
 14.      TYPE OF REPORTING PERSON: CO

--------------------------------------------------------------------------------
* Includes 9,546,536 shares directly owned by BHI (as defined below) and 1,664,145 shares issuable upon conversion of $55 million convertible debentures due 2011.

     This Amendment No. 6 to the statement on Schedule 13D, filed on February 19, 1993 and subsequently amended on October 15, 1998, September 29, 1999, December 29, 2000, April 6, 2001 and June 1, 2001 (the "Schedule 13D"), is being filed by Benesse Corporation ("Benesse") and by its wholly owned subsidiary, Benesse Holdings International, Inc. ("BHI") with respect to the common stock, par value $.10 per share (the "Common Stock") of Berlitz International, Inc. (the "Company") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 5   INTEREST IN THE SECURITIES OF THE ISSUER
         ----------------------------------------

     Items 5(a) through (c) are hereby amended and supplemented with the following information concerning the completion of BHI's share exchange transaction with the Company (the "Share Exchange"):

     On July 2, 2001, a Certificate of Exchange of Shares was filed by the New York Department of State, pursuant to which the Share Exchange became effective and the ownership of all 207,891 outstanding shares of Common Stock not owned by BHI vested in BHI. BHI now owns 100% of the presently outstanding shares of Common Stock. Shareholders of the Company whose shares of Common Stock have been so acquired by BHI are now entitled only to receive $16.50 per share of Common Stock in cash (without interest), as described in the Plan of Exchange of Shares mailed to shareholders of the Company on June 1, 2001.

     The following table sets forth the beneficial ownership of Common Stock for Benesse, BHI and Mr. Soichiro Fukutake immediately following the effective date of the Share Exchange. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of such Common Stock.

                                          Number of Shares          Percent of
Person                                    Beneficially Owned        All Shares

Benesse Corporation                        11,210,681 (1)(2)          100%
Benesse Holdings International, Inc.       11,210,681 (2)             100%
Soichiro Fukutake                          11,210,681 (1)(2)(3)       100%

(1) Includes 9,546,536 shares of outstanding Common Stock directly owned by BHI. As a result of Benesse's ownership interest in BHI, Benesse and BHI may be deemed to share dispositive and voting control over the shares of Common Stock directly owned by BHI.

(2) Includes 1,664,145 shares of Common Stock which would be issuable upon conversion of the $55 million convertible debentures due 2011 directly owned by BHI. As a result of Benesse's ownership interest in BHI, Benesse and BHI may be deemed to share dispositive and voting control over the shares of Common Stock directly owned by BHI.

(3) Mr. Fukutake is the President, a Representative Director and the principal shareholder of Benesse. Consequently, he may be deemed to control Benesse (and through Benesse, BHI) and beneficially own the shares of Common Stock directly owned by BHI. As a result, he may be deemed to share dispositive and voting control over the shares of Common Stock directly owned by BHI.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.





                                            BENESSE CORPORATION

                                            By: /s/ Soichiro Fukutake
                                                --------------------------------
                                                Name: Soichiro Fukutake
                                                Title: President

                                            BENESSE HOLDINGS INTERNATIONAL, INC.

                                            By: /s/ Soichiro Fukutake
                                                --------------------------------
                                                Name: Soichiro Fukutake
                                                Title: Chairman

Date: July 3, 2001